## Contact

www.linkedin.com/in/whitney-white-7a4bab2b2 (LinkedIn)

## Top Skills

Proficient in Adobe Creative Suite and Supportive Software

Advanced Pre-Press Production and File Preparation

Proficient in Video Editing and Production

## Honors-Awards

Winner of The Pacemaker Award

Gold Medal, The Annual Critiques

The First Annual Art Experience Award Recipient

Massachusetts Hall of Black Achievement Student Achiever Award Recipient

NCAA Leadership Conference

# Whitney White

Co-Founder, CEO at Melanin Haircare, LLC
Boston, Massachusetts, United States

## Summary

Whitney White is one of the original pioneers in the online natural hair care, black beauty and lifestyle spaces. Her award-winning, international brand, Naptural85™, has been a respected source for over a decade, with multiple accolades, and over 2.5 million followers across social media. Building upon her success, Whitney White along with her sister Taffeta White, self-funded and self-produced the highly-acclaimed and award-winning hair product line, Melanin Haircare™ in 2015. Since it's official launch in October 2018, The Melanin Haircare™ Signature Product Line has won numerous industry awards including Elle's Editor's Choice, Essence's Best In Black Beauty, Women's Health Healthy Hair, and Glamour's Beauty Awards, won runner up in The Beauty Independent Beacon Awards 2022 "Best Brand of The Year" category, and has been featured alongside Whitney White, in prestigious publications including The New York Times, Forbes, Beauty Independent, CEW, Allure, Essence and Cosmopolitan to name a few.

## Experience

Melanin Haircare LLC
Company Owner
2015 - Present (10 years)

Naptural85 LLC
Content Strategist & Producer
2009 - Present (16 years)
Massachusetts, United States

The TJX Companies, Inc.
Contract Graphic Designer
2010 - 2011 (1 year)

Manage a range of marketing initiatives, product packaging collateral for soft/ hard home categories, and oversee the approval process for international packaging across key markets in China, India, and Europe.

## EMC
### Contract Graphic Designer
2010 - 2010 (less than a year)
Boston, Massachusetts, United States

Execute a variety of marketing initiatives, including advertisements, logo design, internal presentations, print assets, digital assets, and trade show booth designs.

## PUMA Group
2 years

### Contract Graphic Designer
2008 - 2010 (2 years)
Boston, Massachusetts, United States

Develop seasonal catalogs, manage product photography for web, and contribute to a wide range of marketing campaigns, including billboards, advertisements, catalogs, logo creation, branded merchandise (e.g., t-shirts), internal presentations, booklets, postcards, digital assets, and trade show booth designs.

### Creative Services Intern
June 2008 - October 2008 (5 months)
Boston, Massachusetts, United States

Collaborated closely with designers to produce seasonal catalogs, manage product photography for web, and support a variety of marketing initiatives.

## The Bridge Student Journal of Fine Arts, Volume 5
### Editor in Chief
2007 - 2008 (1 year)

Overall management of editorial staff, designers, and photographers. Served as Design Director for all collateral materials. Oversaw the complete production process and held responsibility for building and preparing the final press files.

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# Education

## Toni & Guy Hairdressing Academy-Worcester

Massachusetts Cosmetology License , Cosmetology/Cosmetologist, General · (2021 - 2022)

## Bridgewater State University

Bachelor of Arts in Studio Art with a Concentration in Graphic Design - BFA, Graphic Design · (2004 - 2008)